VIA EDGAR

June 17, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jessica Ansart

Re: AbCellera Biologics Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-256998

Dear Ms. Ansart:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), AbCellera Biologics Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 21, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling James Xu at (617) 570-1483. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: James Xu, by email at JXu@goodwinlaw.com.

If you have any questions regarding this request, please contact James Xu of Goodwin Procter LLP at (617) 570-1483.

Sincerely, ABCELLERA BIOLOGICS INC.

/s/ Carl L. G. Hansen
Carl L. G. Hansen, Chief Executive Officer

cc:	Tryn Stimart, Chief Legal Officer, AbCellera Biologics Inc.
Andrew Booth, Chief Financial Officer, AbCellera Biologics Inc.
Sam Zucker, Goodwin Procter LLP
Deepa Rich, Goodwin Procter LLP
James Xu, Goodwin Procter LLP